UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated March 14, 2024	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 14, 2024

 Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION The rating review of Grifols by S&P and Fitch, which resulted in ratings of B and B+ respectively, down from the previous levels of B+ and BB- respectively, comes in light of the 2025 maturities. Rating agencies typically adopt a conservative stance without considering the current status of the efforts and advancements that Grifols is making to address such debt. Grifols continues to conduct business as usual and remain fully committed to implementing our plan to reduce leverage through accelerated EBITDA improvement and the proceeds from the USD 1.8bn Shanghai RAAS (SRAAS) 20% sale. Such disposal execution continues to follow already-stated timings and is expected to close in the H1 of 2024.We expect to address our 2025 maturities efficiently in the first half of 2024, considering the SRAAS disposal proceeds and other available options. Executing these commitments will help Grifols achieve leverage levels that should serve as the basis for an improvement on the credit rating agencies' scorecards. In Barcelona, on March 14, 2024 NuriaMartín Barnés Secretary of the Board of Directors